Exhibit 99.1

unaudited condensed consolidated interim financial statements

For the three months ended September 30, 2022 and 2021

(Expressed in US Dollars)

New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(Expressed in US dollars)

	Notes	September 30, 2022	June 30, 2022
ASSETS
Current Assets
Cash		$24,502,280	$29,322,504
Short-term investments		188,798	192,398
Receivables		309,379	3,193,926
Deposits and prepayments		537,367	479,266
		25,537,824	33,188,094

Non-current Assets
Other tax receivable	3	4,217,980	3,631,796
Equity investments		303,421	496,741
Plant and equipment	5	1,423,486	1,462,848
Mineral property interests	6	90,577,988	85,298,776
TOTAL ASSETS		$122,060,699	$124,078,255

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$4,858,230	$3,492,269
Due to a related party	7	67,292	377,031
		4,925,522	3,869,300
Total Liabilities		4,925,522	3,869,300

Equity
Share capital	8	153,964,883	153,707,576
Share-based payment reserve		16,383,559	15,395,486
Accumulated other comprehensive income		9,498,996	11,704,949
Deficit		(62,613,040)	(60,527,857)
Total equity attributable to the equity holders of the Company		117,234,398	120,280,154

Non-controlling interests	9	(99,221)	(71,199)
Total Equity		117,135,177	120,208,955

TOTAL LIABILITIES AND EQUITY		$122,060,699	$124,078,255

Approved on behalf of the Board:

(Signed) David Kong
Director

(Signed) Rui Feng
Director

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Loss

(Expressed in US dollars)

		Three Months Ended September 30,
	Notes	2022	2021

Operating expense
Project evaluation and corporate development		$(108,536)	$(103,475)
Depreciation		(55,011)	(11,961)
Filing and listing		(120,118)	(117,269)
Investor relations		(139,517)	(132,424)
Professional fees		(108,796)	(257,976)
Salaries and benefits		(329,170)	(442,448)
Office and administration		(366,876)	(289,351)
Share-based compensation	8(b)	(830,858)	(241,627)
		(2,058,882)	(1,596,531)

Other income (expense)
Net loss from investments	4	$(41,674)	$(47,919)
Foreign exchange gain		14,893	264,371
		(26,781)	216,452

Net loss		$(2,085,663)	$(1,380,079)

Attributable to:
Equity holders of the Company		$(2,085,183)	$(1,378,227)
Non-controlling interests	9	(480)	(1,852)
Net loss		$(2,085,663)	$(1,380,079)

Loss per share attributable to the equity holders of the Company
Loss per share - basic and diluted		$(0.01)	$(0.01)
Weighted average number of common shares - basic and diluted		156,684,891	154,707,947

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(Expressed in US dollars)

		Three Months Ended September 30,
	Notes	2022	2021

Net loss		$(2,085,663)	$(1,380,079)
Other comprehensive (loss) income, net of taxes:
Items that may subsequently be reclassified to net income or loss:
Currency translation adjustment, net of tax of $nil		(2,233,495)	(1,482,732)
Other comprehensive loss, net of taxes		$(2,233,495)	$(1,482,732)

Attributable to:
Equity holders of the Company		$(2,205,953)	$(1,482,028)
Non-controlling interests	9	(27,542)	(704)
Other comprehensive loss, net of taxes		$(2,233,495)	$(1,482,732)
Total comprehensive loss, net of taxes		$(4,319,158)	$(2,862,811)

Attributable to:
Equity holders of the Company		$(4,291,136)	$(2,860,255)
Non-controlling interests		(28,022)	(2,556)
Total comprehensive loss, net of taxes		$(4,319,158)	$(2,862,811)

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(Expressed in US dollars)

		Three Months Ended September 30,
	Notes	2022	2021

Operating activities
Net loss		$(2,085,663)	$(1,380,079)
Add (deduct) items not affecting cash:
Net loss from investments	4	41,674	47,919
Depreciation		55,011	11,961
Share-based compensation	8(b)	854,338	248,313
Unrealized foreign exchange gain		(14,893)	(264,371)
Changes in non-cash operating working capital	13	(541,655)	1,193,991
Dividends and interests received		133,642	27,837
Net cash used in operating activities		(1,557,546)	(114,429)

Investing activities
Mineral property interest
Capital expenditures		(4,089,344)	(2,662,349)
Proceeds on disposals	6	2,986,188	-
Plant and equipment
Additions		(19,706)	(165,604)
Changes in other tax receivable		(586,184)	(312,495)
Net cash used in investing activities		(1,709,046)	(3,140,448)

Financing activities
Proceeds from issuance of common shares		26,903	705,660
Net cash provided by financing activities		26,903	705,660
Effect of exchange rate changes on cash		(1,580,535)	(949,236)

Decrease in cash		(4,820,224)	(3,498,453)
Cash, beginning of the period		29,322,504	46,441,482
Cash, end of the period		$24,502,280	$42,943,029
Supplementary cash flow information	13

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Unaudited Condensed Consolidated Interim Statements of Change in Equity

(Expressed in US dollars)

		Share capital					Total equity attributable
	Notes	Number of common shares issued	Amount	Share-based payment reserve	Accumulated other comprehensive income	Deficit	to the equity holders of the Company	Non-controlling interests	Total equity
Balance, July 1, 2021		154,451,263	$149,629,543	$16,564,197	$13,641,379	$(54,106,972)	$125,728,147	$(3,590)	$125,724,557
Options exercised		583,331	1,041,524	(335,864)	-	-	705,660	-	705,660
Restricted share units vested		60,167	304,495	(304,495)	-	-	-	-	-
Share-based compensation		-	-	341,151	-	-	341,151	-	341,151
Net loss		-	-	-	-	(1,378,227)	(1,378,227)	(1,852)	(1,380,079)
Currency translation adjustment		-	-	-	(1,482,028)	-	(1,482,028)	(704)	(1,482,732)
Balance, September 30, 2021		155,094,761	$150,975,562	$16,264,989	$12,159,351	$(55,485,199)	$123,914,703	$(6,146)	$123,908,557
Options exercised		1,255,000	1,636,371	(559,136)	-	-	1,077,235	-	1,077,235
Restricted share units vested		282,066	1,095,643	(1,095,643)	-	-	-	-	-
Share-based compensation		-	-	785,276	-	-	785,276	-	785,276
Net loss		-	-	-	-	(5,042,658)	(5,042,658)	(48,931)	(5,091,589)
Currency translation adjustment		-	-	-	(454,402)	-	(454,402)	(16,122)	(470,524)
Balance, June 30, 2022		156,631,827	$153,707,576	$15,395,486	$11,704,949	$(60,527,857)	$120,280,154	$(71,199)	$120,208,955
Options exercised	8(b)	30,000	41,691	(14,788)	-	-	26,903	-	26,903
Restricted share units vested	8(b)	60,449	215,616	(215,616)	-	-	-	-	-
Share-based compensation	8(b)	-	-	1,218,477	-	-	1,218,477	-	1,218,477
Net loss		-	-	-	-	(2,085,183)	(2,085,183)	(480)	(2,085,663)
Currency translation adjustment		-	-	-	(2,205,953)	-	(2,205,953)	(27,542)	(2,233,495)
Balance, September 30, 2022		156,722,276	$153,964,883	$16,383,559	$9,498,996	$(62,613,040)	$117,234,398	$(99,221)	$117,135,177

See accompanying notes to the unaudited condensed consolidated interim financial statements

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

1.	CORPORATE INFORMATION

New Pacific Metals Corp. along with its subsidiaries (collectively, the “Company” or “New Pacific”) is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia. The Company is in the stage of exploring and advancing the development of its mineral properties and has not yet determined if they contain economically recoverable Mineral Reserves. The underlying value and the recoverability of the amounts shown for mineral properties are entirely dependent upon the existence of recoverable Mineral Reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral properties, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the Toronto Stock Exchange (“TSX”) under the symbol “NUAG” and on the NYSE American stock exchange (“NYSE-A”) under the symbol “NEWP”. The head office, registered address and records office of the Company are located at 1066 Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance and Basis of Preparation

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting (“IAS 34”) of the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended June 30, 2022. These unaudited condensed consolidated interim financial statements follow the same significant accounting policies set out in Note 2 to the audited consolidated financial statements for the year ended June 30, 2022.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.

The unaudited condensed consolidated interim financial statements of the Company as at and for the three months ended September 30, 2022 were approved and authorized for issuance in accordance with a resolution of the Board of Directors (the “Board”) dated on November 3, 2022.

(b)	Basis of Consolidation

These unaudited condensed consolidated interim financial statements include the accounts of the Company and its wholly or partially owned subsidiaries.

Subsidiaries are consolidated from the date on which the Company obtains control up to the date of the disposition of control. Control is achieved when the Company has power over the subsidiary, is exposed or has rights to variable returns from its involvement with the subsidiary, and has the ability to use its power to affect its returns. For non-wholly-owned subsidiaries over which the Company has control, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated statements of financial position. Net income or loss for the period that is attributable to the non-controlling interests is calculated based on the ownership of the non-controlling interest shareholders in the subsidiary.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

Details of the Company’s significant subsidiaries which are consolidated are as follows:

			Proportion of ownership interest held
		Country of	September 30,	June 30,	Mineral
Name of subsidiaries	Principal activity	incorporation	2022	2022	properties
New Pacific Offshore Inc.	Holding company	BVI (i)	100%	100%
SKN Nickel & Platinum Ltd.	Holding company	BVI	100%	100%
Glory Metals Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Investment Corp. Limited	Holding company	Hong Kong	100%	100%
New Pacific Andes Corp. Limited	Holding company	Hong Kong	100%	100%
Fortress Mining Inc.	Holding company	BVI	100%	100%
Minera Alcira S.A.	Mining company	Bolivia	100%	100%	Silver Sand
NPM Minerales S.A.	Mining company	Bolivia	100%	100%
Colquehuasi S.R.L.	Mining company	Bolivia	100%	100%	Silverstrike
Minera Hastings S.R.L.	Mining company	Bolivia	100%	100%	Carangas
Qinghai Found Mining Co., Ltd.	Mining company	China	82%	82%

(i)	British Virgin Islands (“BVI”)

3.	OTHER TAX RECEIVABLE

Other tax receivable is comprised of value-added tax (“VAT”) imposed by the Bolivian government. The Company had VAT inputs through its exploration costs and general expenses incurred in Bolivia. These VAT inputs are deductible against potential future VAT outputs that will be generated through mining production sales.

4.	NET LOSS FROM INVESTMENTS

Net loss from investments consist of:

	Three Months Ended September 30,
	2022	2021
Fair value change on equity investments	$(171,722)	$(69,956)
Fair value change on bonds	(3,600)	(5,800)
Interest income	133,648	27,837
Net loss from investments	$(41,674)	$(47,919)

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

5.	PLANT AND EQUIPMENT

Cost	Land and building	Machinery	Motor vehicles	Office equipment and furniture	Computer software	Total
Balance, July 1, 2021	$630,000	$202,247	$242,582	$315,241	$201,735	$1,591,805
Additions	-	135,450	349,929	53,171	-	538,550
Disposals	-	(5,768)	(13,486)	(21,292)	(269)	(40,815)
Reclassifed among asset groups	-	76,426	-	(76,426)	-	-
Foreign currency translation impact	-	3	7	(4,330)	(7,692)	(12,012)
Balance, June 30, 2022	$630,000	$408,358	$579,032	$266,364	$193,774	$2,077,528
Additions	-	10,092	-	9,614	-	19,706
Foreign currency translation impact	-	-	-	(6,642)	(11,606)	(18,248)
Balance, September 30, 2022	$630,000	$418,450	$579,032	$269,336	$182,168	$2,078,986

Accumulated depreciation and amortization
Balance, July 1, 2021	$-	$(72,071)	$(137,584)	$(135,591)	$(127,920)	$(473,166)
Depreciation	-	(44,169)	(66,854)	(38,907)	(24,077)	(174,007)
Disposals	-	2,602	5,869	15,502	230	24,203
Foreign currency translation impact	-	(2)	(3)	2,996	5,299	8,290
Balance, June 30, 2022	$-	$(113,640)	$(198,572)	$(156,000)	$(146,468)	$(614,680)
Depreciation	-	(13,038)	(27,678)	(10,510)	(4,013)	(55,239)
Foreign currency translation impact	-	-	-	5,339	9,080	14,419
Balance, September 30, 2022	$-	$(126,678)	$(226,250)	$(161,171)	$(141,401)	$(655,500)

Carrying amount
Balance, June 30, 2022	$630,000	$294,718	$380,460	$110,364	$47,306	$1,462,848
Balance, September 30, 2022	$630,000	$291,772	$352,782	$108,165	$40,767	$1,423,486

6.	MINERAL PROPERTY INTERESTS

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand	Silverstrike	Carangas	RZY Project	Total
Balance, July 1, 2021	$69,245,500	$3,163,304	$255,250	$2,871,368	$75,535,422
Capitalized exploration expenditures
Reporting and assessment	353,109	40	-	-	353,149
Drilling and assaying	4,990,082	1,625	3,752,094	-	8,743,801
Project management and support	1,917,060	45,773	1,020,422	-	2,983,255
Camp service	364,507	61,578	443,810	-	869,895
Geological surveys	-	25,508	-	-	25,508
Permit and license	14,529	7,554	7,812	-	29,895
Disposition	-	-	-	(3,071,240)	(3,071,240)
Foreign currency impact	(316,189)	(36,150)	(18,442)	199,872	(170,909)
Balance, June 30, 2022	$76,568,598	$3,269,232	$5,460,946	$-	$85,298,776
Capitalized exploration expenditures
Reporting and assessment	237,701	-	-	-	237,701
Drilling and assaying	1,262,108	296,051	2,508,564	-	4,066,723
Project management and support	747,645	75,613	319,272	-	1,142,530
Camp service	148,131	70,987	149,072	-	368,190
Permit and license	101,351	-	-	-	101,351
Foreign currency impact	(537,498)	(55,774)	(44,011)	-	(637,283)
Balance, September 30, 2022	$78,528,036	$3,656,109	$8,393,843	$-	$90,577,988

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

(a)	Silver Sand Project

On July 20, 2017, the Company acquired the Silver Sand Project. The Project is located in the Colavi District of the Potosí Department, in Southwestern Bolivia, 35 kilometres (“km”) northeast of Potosí City, the department capital. The project covers an area of approximately 5.42 km2 at an elevation of 4,072 metres (“m”) above sea level.

For the three months ended September 30, 2022, total expenditures of $2,496,936 (three months ended September 30, 2021 - $2,205,533) were capitalized under the project.

(b)	Carangas Project

In April 2021, the Company signed an agreement with a private Bolivian company to acquire a 98% interest in the Carangas Project. The project is located approximately 180 km southwest of the city of Oruro and within 50 km from Bolivia’s border with Chile. The private Bolivian company is 100% owned by Bolivian nationals and holds title to the two exploration licenses that cover an area of 6.25 km2.

Under the agreement, the Company is required to cover 100% of the future expenditures on exploration, mining, development, and production activities for the project. The agreement has a term of 30 years and is renewable for an additional 15 years.

For the three months ended September 30, 2022, total expenditures of $2,976,908, respectively (three months ended September 30, 2021 - $545,942) were capitalized under the project.

(c)	Silverstrike Project

In December 2019, the Company acquired a 98% interest in the Silverstrike Project from a private Bolivian corporation. The project covers an area of approximately 13 km2 and is located approximately 140 km southwest of the city of La Paz, Bolivia.

For the three months ended September 30, 2022, total expenditures of $442,651 (three months ended September 30, 2021 - $1,748) were capitalized under the project.

(d)	RZY Project

The RZY Project, located in Qinghai, China is an early stage silver-lead-zinc exploration project. The RZY Project is located approximately 237 km from the city of Yushu Tibetan Autonomous Prefecture. In 2016, the Qinghai Government issued a moratorium which suspended exploration for 26 mining projects in the region, including the RZY Project, and classified the region as a National Nature Reserve Area.

During Fiscal 2020, the Company’s subsidiary, Qinghai Found Mining Co., Ltd. (“Qinghai Found”), reached a compensation agreement with the Qinghai Government for the RZY Project. Pursuant to the agreement, Qinghai Found will surrender its title to the RZY Project to the Qinghai Government for one-time cash compensation of $2.99 million (RMB ¥20 million) (the “RZY compensation transaction”).

On June 25, 2022, the Qinghai Government completed its approval process of the RZY compensation transaction. As a result, the Company disposed its RZY Project for cash consideration of $2,986,188 (RMB ¥20 million), which was included in the receivables balance as at June 30, 2022 and was received in full during the three months ended September 30, 2022.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

7.	RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non-interest bearing, and due on demand. Related party transactions not disclosed elsewhere in the unaudited condensed consolidated interim financial statements are as follows:

Due to a related party	September 30, 2022	June 30, 2022
Silvercorp Metals Inc.	$67,292	$377,031

(a) Silvercorp Metals Inc. (“Silvercorp”) has two directors and two officers in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. The Company expects to continue making payments to Silvercorp in the normal course of business. Expenses in general and administrative services rendered and incurred by Silvercorp on behalf of the Company for the three months ended September 30, 2022 were $242,253 (three months ended September 30, 2021 - $176,076).

During the year ended June 30, 2022, the Company’s subsidiary Qinghai Found borrowed $283,688 (RMB ¥1.9 million) from one of Silvercorp’s subsidiaries in China to facilitate the closure of the RZY compensation transaction. During the three months ended September 30, 2022, the loan plus interest of $23,422 were repaid in full.

(b)	Compensation of key management personnel

The remuneration of directors and other key management personnel for the three months ended September 30, 2022 and 2021 are as follows:

	Three months ended September 30,
	2022	2021
Director’s cash compensation	$15,319	$25,794
Director’s share-based compensation	234,612	103,048
Key management’s cash compensation	129,421	234,327
Key management’s share-based compensation	566,271	82,581
	$945,623	$445,750

Other than as disclosed above, the Company does not have any ongoing contractual or other commitments resulting from transactions with related parties.

8.	SHARE CAPITAL

(a) Share Capital - authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

(b) Share-based compensation

The Company has a share-based compensation plan (the “Plan”) under which the Company may issue stock options and restricted share units (“RSUs”). The maximum number of common shares to be reserved for issuance on any share-based compensation under the Plan is a rolling 10% of the issued and outstanding common shares from time to time.

For the three months ended September 30, 2022, a total of $830,858 (three months ended September 30, 2021 - $241,627) was recorded as share-based compensation expense.

For the three months ended September 30, 2022, a total of $23,480 (three months ended September 30, 2021 - $6,686) was included in the project evaluation and corporate development expense.

For the three months ended September 30, 2022, a total of $364,139 (three months ended September 30, 2021 - $92,838) was capitalized under mineral property interests.

(i)	Stock Options

The continuity schedule of stock options, as at September 30, 2022, is as follows:

	Number of options	Weighted average exercise price (CAD$)
Balance, July 1, 2021	3,115,832	1.56
Options Granted	2,702,000	3.72
Options exercised	(1,838,331)	1.23
Options cancelled/forfeited	(317,334)	3.13
Balance, June 30, 2022	3,662,167	3.18
Options exercised	(30,000)	1.15
Options cancelled/forfeited	(65,000)	3.48
Balance, September 30, 2022	3,567,167	3.20

The following table summarizes information about stock options outstanding as of September 30, 2022:

Exercise prices (CAD$)	Number of options outstanding as at 2022-09-30	Weighted average remaining contractual life (years)	Number of options exercisable as at 2022-09-30	Weighted average exercise price (CAD$)
$1.57	200,000	0.19	200,000	$1.57
2.15	989,167	1.40	989,167	$2.15
3.33	813,000	4.35	135,499	$3.33
3.89	56,000	4.40	9,333	$3.89
4.00	1,509,000	4.68	-	-
$1.57 - $4.00	3,567,167	3.44	1,333,999	$2.20

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

(ii)	RSUs

The continuity schedule of RSUs, as at September 30, 2022, is as follows:

	Number of shares	Weighted average grant date closing price per share (CAD$)
Balance, July 1, 2021	794,900	$5.48
Granted	1,299,000	3.80
Cancelled/forfeited	(274,451)	5.25
Distributed	(342,233)	5.21
Balance, June 30, 2022	1,477,216	$4.11
Cancelled/forfeited	(28,883)	4.59
Distributed	(60,449)	4.54
Balance, September 30, 2022	1,387,884	$4.08

Subsequent to September 30, 2022, a total of 500 RSUs were distributed.

9.	NON-CONTROLLING INTEREST

Qinghai Found
Balance, July 1, 2021	$(3,590)
Share of net loss	(50,783)
Share of other comprehensive loss	(16,826)
Balance, June 30, 2022	$(71,199)
Share of net loss	(480)
Share of other comprehensive loss	(27,542)
Balance, September 30, 2022	$(99,221)

As at September 30, 2022 and June 30, 2022, the non-controlling interest in the Company’s subsidiary Qinghai Found was 18%.

10.	FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a)	Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurement (“IFRS 13”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at September 30, 2022 and June 30, 2022 that are not otherwise disclosed. As required by IFRS 13, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at September 30, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$24,502,280	$-	$-	$24,502,280
Short-term investments	188,798	-	-	188,798
Equity investments	303,421	-	-	303,421

	Fair value as at June 30, 2022
Recurring measurements	Level 1	Level 2	Level 3	Total
Financial Assets
Cash	$29,322,504	$-	$-	$29,322,504
Short-term investments	192,398	-	-	192,398
Equity investments	496,741	-	-	496,741

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of September 30, 2022 and June 30, 2022, respectively.

There were no transfers into or out of Level 3 during the three months ended September 30, 2022.

(b)	Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at September 30, 2022, the Company had a working capital position of $20,612,302 and sufficient cash resources to meet the Company’s short-term financial liabilities and its planned exploration expenditures on various projects in Bolivia for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

	September 30, 2022		June 30, 2022
	Due within a year	Total	Total
Accounts payable and accrued liabilities	$4,858,230	$4,858,230	$3,492,269
Due to a related party	67,292	67,292	377,031
	$4,925,522	$4,925,522	$3,869,300

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

(c)	Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is CAD. The functional currency of all Bolivian subsidiaries is USD. The functional currency of the Chinese subsidiary is RMB. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk that could affect net income is summarized as follows:

Financial assets denominated in foreign currencies other than relevant functional currency	September 30, 2022	June 30, 2022
United States dollars	$454,264	$468,714
Bolivianos	772,091	886,188
Total	$1,226,355	$1,354,902

Financial liabilities denominated in foreign currencies other than relevant functional currency
Bolivianos	1,881,938	1,619,261
Total	$1,881,938	$1,619,261

As at September 30, 2022, with other variables unchanged, a 1% strengthening (weakening) of the USD against the CAD would have increased (decreased) net income by approximately $4,500.

As at September 30, 2022, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the USD would have increased (decreased) net income by approximately $11,000.

(d)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds a portion of cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of September 30, 2022. The Company, from time to time, also owns guaranteed investment certificates (“GICs”) and bonds that earn interest payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

(e)	Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

The Company has deposits of cash that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as the majority of its cash are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at September 30, 2022, the Company had a receivables balance of $309,379 (June 30, 2022 - $3,193,926). There were no material amounts in receivables which were past due on September 30, 2022 (June 30, 2022 - $nil).

(f)	Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. Based upon the Company’s portfolio at September 30, 2022, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $30,000.

11.	CAPITAL MANAGEMENT

The objectives of the capital management policy are to safeguard the Company’s ability to support exploration and operating requirements on an ongoing basis, continue the investment in high quality assets along with safeguarding the value of its mineral properties, and support any expansionary plans.

The capital of the Company consists of the items included in equity less cash and bonds. Risk and capital management are primarily the responsibility of the Company’s corporate finance function and is monitored by the Board. The Company manages the capital structure and makes adjustments depending on economic conditions. Significant risks are monitored and actions are taken, when necessary, according to the Company’s approved policies.

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

12.	SEGMENTED INFORMATION

As at and for the three months ended September 30, 2022, the Company operates in four (as at and for the year ended June 30, 2022 – four) reportable operating segments, one being the corporate segment; the other three being the exploration and development segments based on the mineral properties in Bolivia. These reportable segments are components of the Company where separate financial information is available that is evaluated regularly by the Company’s Chief Executive Officer, the chief operating decision maker (“CODM”).

Effective July 1, 2022, the Company revised its reportable segments to reflect recent changes in the CODM’s way of reviewing and assessing the Company’s performance. As a result, the “Silver Sand”, “Carangas”, and “Silverstrike” mineral projects, which were previously included in the “Bolivia” segment, are separately presented. The previously presented “China” reportable segment is now being reported as part of the Corporate segment. The comparative information has been reclassified as a result of these changes.

(a)	Segment information for assets and liabilities are as follows:

	September 30, 2022
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash	$23,702,298	$507,726	$264,843	$27,413	$24,502,280
Short-term investments	188,798	-	-	-	188,798
Equity investments	303,421	-	-	-	303,421
Plant and equipment	74,597	626,298	53,380	669,211	1,423,486
Mineral property interests	-	78,528,036	8,393,843	3,656,109	90,577,988
Other assets	410,605	3,536,463	1,003,761	113,897	5,064,726
Total Assets	$24,679,719	$83,198,523	$9,715,827	$4,466,630	$122,060,699

Total Liabilities	$(1,322,371)	$(1,242,295)	$(2,138,441)	$(222,415)	$(4,925,522)

	June 30, 2022
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Cash	$27,721,156	$1,008,477	$584,375	$8,496	$29,322,504
Short-term investments	192,398	-	-	-	192,398
Equity investments	496,741	-	-	-	496,741
Plant and equipment	86,901	665,207	40,275	670,465	1,462,848
Mineral property interests	-	76,568,598	5,460,946	3,269,232	85,298,776
Other assets	3,507,076	3,168,832	559,763	69,317	7,304,988
Total Assets	$32,004,272	$81,411,114	$6,645,359	$4,017,510	$124,078,255

Total Liabilities	$(1,693,443)	$(1,076,469)	$(1,092,415)	$(6,973)	$(3,869,300)

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New Pacific Metals Corp.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements for the three months ended September 30, 2022 and 2021

(Expressed in US dollars)

(b)	Segment information for operating results are as follows:

	Three months ended September 30, 2022
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(108,536)	$-	$-	$-	$(108,536)
Salaries and benefits	(329,170)	-	-	-	(329,170)
Share-based compensation	(830,858)	-	-	-	(830,858)
Other operating expenses	(695,276)	(76,069)	(14,329)	(4,644)	(790,318)
Total operating expense	(1,963,840)	(76,069)	(14,329)	(4,644)	(2,058,882)

Net loss from investments	(41,674)	-	-	-	(41,674)
Foreign exchange gain	14,893	-	-	-	14,893
Net loss	$(1,990,621)	$(76,069)	$(14,329)	$(4,644)	$(2,085,663)

Attributed to:
Equity holders of the Company	$(1,990,141)	$(76,069)	$(14,329)	$(4,644)	$(2,085,183)
Non-controlling interests	(480)	-	-	-	(480)
Net loss	$(1,990,621)	$(76,069)	$(14,329)	$(4,644)	$(2,085,663)

	Three months ended September 30, 2021
		Exploration and Development
	Corporate	Silver Sand	Carangas	Silverstrike	Total
Project evaluation and corporate development	$(103,475)	$-	$-	$-	$(103,475)
Salaries and benefits	(442,448)	-	-	-	(442,448)
Share-based compensation	(241,627)	-	-	-	(241,627)
Other operating expenses	(796,465)	(8,713)	(3,598)	(205)	(808,981)
Total operating expense	(1,584,015)	(8,713)	(3,598)	(205)	(1,596,531)

Net loss from investments	(47,919)	-	-	-	(47,919)
Foreign exchange gain	264,371	-	-	-	264,371
Net loss	$(1,367,563)	$(8,713)	$(3,598)	$(205)	$(1,380,079)

Attributed to:
Equity holders of the Company	$(1,365,711)	$(8,713)	$(3,598)	$(205)	$(1,378,227)
Non-controlling interests	(1,852)	-	-	-	(1,852)
Net loss	$(1,367,563)	$(8,713)	$(3,598)	$(205)	$(1,380,079)

13.	SUPPLEMENTARY CASH FLOW INFORMATION

Changes in non-cash operating working capital:	Three Months Ended September 30,
	2022	2021
Receivables	$(104,823)	$1,978
Deposits and prepayments	(70,958)	103,298
Accounts payable and accrued liabilities	(67,234)	1,073,459
Due to a related party	(298,640)	15,256
	$(541,655)	$1,193,991

Non-cash capital transactions:	Three Months Ended September 30,
	2022	2021
Capital expenditures of mineral property interest included in accounts payable and accrued liabilities	$1,463,012	$-

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